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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number

FOR 4/22/03

FORM 8-K (filed on April 23, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, April 22, 2003.

THE IT GROUP, INC.
(Registrant)

By: 
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit

99.1 Notice of Filing of Monthly Operating Report for period from August 3, 2002 through August 30, 2002 (including Exhibits).

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
The IT Group, Inc., *et al.*,	:	Case No. 02-10118 (MFW)
	:	Jointly Administered
Debtors.	:	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM AUGUST 3, 2002 THROUGH AUGUST 30, 2002

PLEASE TAKE NOTICE that on April 18, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. *et al*., for the period from August 3, 2002 through August 30, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
April 18, 2003



/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period August 3, 2002 thru August 30, 2002

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	: Chapter 11
	: Case No. 02-10118 (MFW)
The IT Group, Inc., et al.,	: Jointly Administered
Debtors.	:

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD AUGUST 3, 2002 THROUGH AUGUST 30, 2002 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated income and balance sheet. The bank reconciliations of the debtors are substantially completed as of August 30, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
April 14, 2003



Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\Documents and Settings\kcapezzi\Local Settings\Temporary Internet Files\OLK6C\affidavit-083002.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
AUGUST 30, 2002

	08/02/02	Reclass/ Prior Period Adjustments	August Activity	08/30/02
Current Assets:				
Cash	70,249,611	-	(424,066)	69,825,545
Accounts receivable	7,286,605	2,074,286	(422,296)	8,938,595
Allowance for doubtful accts	(3,112,403)	(2,074,286)	-	(5,186,689)
Deferred income taxes	-	-	-	-
Other receivables	810,263	-	(141,316)	668,947
Prepaid expenses and other current assets	58,284,269	-	(12,402,907)	45,881,362
Total current assets	133,518,345	-	(13,390,585)	120,127,760
Property, plant and equipment at cost	885,568	-	(57,424)	828,144
Accumulated depreciation and amortization	(717,745)	-	43,804	(673,941)
Net property, plant and equipment	167,823	-	(13,620)	154,203
Cost in excess of net assets of acquired business	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	10,286	-	(4,212)	6,074
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	133,920,787	-	(13,408,417)	120,512,370
Current Liabilities (Prepetition)				
Accounts payable-unsecured	45,634,460	-	-	45,634,460
Accrued wages and related liabilities-unsecured	13,807,899	1,481,235	-	15,289,134
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,085,558	4,725,000	-	36,810,558
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	488,908,605	-	-	488,908,605
Current Liabilities (Post Petition)				
Accounts payable-unsecured	930,379	794	(92,943)	838,230
Accrued wages and related liabilities-unsecured	4,685,331	-	(264,345)	4,420,986
Billings in excess of revenues-unsecured	81,522	-	(49,177)	32,345
Other accrued liabilities-unsecured	21,794,595	-	(158,867)	21,635,728
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	85,965	-	(6,130)	79,835
Long-term debt due within 1 year-secured	-	-	-	-
Net current liabilities of discontinued operations	180,135	-	(88,700)	91,435
Total current liabilities	896,823,835	6,207,029	(660,162)	902,370,702
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	901,232,108	6,207,029	(660,162)	906,778,975
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-	-	352,365,701
Retained earnings (deficit)	(1,119,768,089)	(6,207,029)	(12,656,599)	(1,138,631,717)
Cumulative translation adj.	(1,394,431)	-	(91,656)	(1,486,087)
Total stockholders' equity	(767,311,321)	(6,207,029)	(12,748,255)	(786,266,605)
Total liabilities and stockholders' equity	133,920,787	-	(13,408,417)	120,512,370
	-	-	-	-

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
FOR AUGUST 3, 2002 THRU AUGUST 30, 2002

Revenues	200,620
Cost and expenses:	
Cost of revenues	410,122
Selling, general and admin expense	1,544,887
Total cost and expenses	1,955,009
Operating income/(loss)	(1,754,389)
Unrealized gain/(loss) on stock held for sale	(10,997,391)
Interest income, net	95,181
Net income/(loss) before income taxes	(12,656,599)

4/15/2003
11:58 AM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of August 30, 2002

Days Aged	Balance
0 - 30	825,887
31 - 60	-
61 - 90	-
Over 90	45,634,460
	46,460,347
Other (a)	103,778
Balance G/L	46,564,125

Pre Petition	45,634,460
Post Petition	929,665
	46,564,125

(a) cost accruals

4/15/2003
11:58 AM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of August 30, 2002
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	7,287
Prior Period Adjustments	2,074
+ Amounts billed during the period	42
- Amounts collected during the period	(464)
Total Accounts Receivable at the end of the reporting period	8,939

Accounts Receivable Aging	
0 - 30 days past due	42
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	5,722
A/R not aged	2,522
Retainage	653
Total Accounts Receivable	8,939
Amounts considered uncollectible (Bad Debt)	(5,187)
Accounts Receivable (Net)	3,752

DEBTOR QUESTIONAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		**X**
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		**X**
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	**X**	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	**X**	

4/15/2003
11:58 AM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
August 30, 2002

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	08/30/02 PER BALANCE SHEET	
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	98,502	
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	13,796,006	
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	46,727,775	
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	4,259,504	
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000	
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000	
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,385,385	
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,515,343	
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	374,771	
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	503,069	
46.1146.01	02-10135	3044-0525	Citibank	Iron Mountain- Cash	-	Transferred to GL Account 1020
47.1146.05	02-10127	3044-0533	Citibank	IT Admin Services- Cash	-	Transferred to GL Account 1020
Non-debtor Cash					155,190	
					69,825,545	

4/15/2003
11:58 AM

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	**August 2002 (a)** Actual Total (a)	**Cumulative** Actual
Cash Beginning of Month	$ 69,825	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable	261	246,717
Loans and Advances	-	-
Sale of Assets	-	69,193
Other (Reimbursements from Shaw)	1,477	10,460
DIP Draw & (Repayment)	-	50,000
Total Receipts	1,738	376,370
Disbursements		
Net Payroll & Benefits	(315)	(81,642)
Payroll Taxes	(25)	(32,163)
Sales, Use, and Other Taxes	(40)	(816)
Operating Expenses	(287)	(159,701)
Rental & Leases	(30)	(13,209)
Insurance	(105)	(7,783)
Administrative & Selling	(267)	(5,725)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,158)	(6,389)
U.S. Trustee Fees	-	(117)
Court Costs	-	-
Total Disbursements	(2,228)	(325,223)
Net Cash Flow (Receipts Less Disbursements)	$ (489)	$ 51,147
Cash - End of Month	$ 69,335	$ 69,335

Total Disbursements	$ (2,228)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (2,228)

(a) August actual includes cash flow activity from August 1, 2002 through August 31, 2002.
(b) Professional fees include $359,002.93 to White & Case on 8/28/02 and $480,039.85 to Skadden Arps on 8/28/02.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or diminimus disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

297068.01-Wilmington S1A

Miscellaneous:
02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 4/18/2003 at 1:54 PM EDT and filed on 4/18/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 2748

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period August 3, 2002 through August 30, 2002 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: S:\BANKRUPTCY\ITG\AugOperRpt.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=4/18/2003] [FileNumber=1493863-0]
[7e3e9d708f2f541a09b8fe7c765b948701bcc351ad8e6556c8b3a9c3a2a47596a68d
ceb213fb4853b0358a3a6a01ed656e27368375c705334dbcac6457d1c722]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com;rxza@ashby-geddes.com

Charles J. Brown bankruptcyemail@elzufon.com